UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 333-224459

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place,

4th Floor 14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Seadrill Limited (SDRL) – Board Appointment

Hamilton, Bermuda | May 27, 2021 – Seadrill Limited (“Seadrill” or the “Company”) (OSE:SDRL, OTCPK:SDRLF), is pleased to announce the appointment of Svein Harald Øygard as a new board director.

Mr Øygard brings significant financial and sector expertise to the Company, with decades of international experience in the government, financial and energy sectors. He worked within the Norwegian Ministry of Finance and various other governmental agencies, including as State Secretary of Finance, where he led the work on the Norwegian Tax Reform 1992, the Norwegian Government’s Long-Term Program and the report on the economic effects of a possible EU membership. In 1995, he joined global consultancy McKinsey in Norway, a business he ran from 2005 to 2007. In 2009, he was Interim Governor of the Central Bank of Iceland, before returning to McKinsey. He served as Global Knowledge Leader Oil & Gas from 2010 to 2014 and led the firm’s oil and gas work in South America from 2013 to 2016.

Taking his expertise freelance in 2016, Mr. Øygard has since held board positions for a range of international firms operating in the oil and gas sector and from 2017 to early 2021 worked for Sparebank 1 Markets. An established author and economist, in 2019 Mr. Øygard published a book entitled “In the Combat Zone of Finance,” which focused on the 2008 financial crisis and its macroeconomic impact. Originally published in Norwegian and Icelandic, the book has also been translated into English and Chinese.

Glen Ole Rødland, Chairman commented: “We are delighted to welcome Svein Harald to Seadrill’s board. His expertise in the oil and gas sector, alongside his directorship and board committee experience, complement a board and management dedicated to further developing Seadrill’s position as the sector’s leading offshore driller.”

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations across the globe. Seadrill’s high quality, technologically advanced fleet spans all asset classes allowing its experienced crews to conduct its operations from shallow to ultra-deep-water environments. The company operates 43 rigs, which includes drillships, jack-ups and semi-submersibles.

Seadrill is listed on the Oslo Børs and OTC Pink markets. For more information, visit https://www.seadrill.com/

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s regulatory filings and periodical reporting. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

For further information, please contact:

Media questions should be directed to:

Iain Cracknell

Director of Communications

+44 (0)7765 221 812

Analyst questions should be directed to:

Hawthorn Advisors

seadrill@hawthornadvisors.com

+44 (0)203 7454960

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: May 27, 2021	By:	/s/ Stuart Jackson
Name: Stuart Jackson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)